82-3023

File Number: ~~82-4991~~

GOLDEN HOPE MINES LIMITED

1320- 4 King Street West
Toronto, ON M5H 1B6

Tel.: 416-363-1240
Fax: 416-864-0175


RECEIVED
JUN 06 2006
190


06014152

May 30, 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.
U.S.A. 20549

SUPPL

Gentlemen:

Enclosed is information, which ***Golden Hope Mines Limited*** has made public pursuant to the laws of the Provinces of Ontario, Quebec, Alberta and British Columbia, Canada.

The following materials are being furnished pursuant to Rule 12g3-2(b):

(a) Letter to shareholders dated May 23, 2006
(b) Unaudited financial statements dated March 31, 2006

Please contact the undersigned if you have any questions.

Yours truly,
Golden Hope Mines Limited



Ronald Haller
Secretary

PROCESSED
JUN 07 2006
THOMSON
FINANCIAL

File Number: 82-4991

GOLDEN HOPE MINES LIMITED
4 KING STREET WEST
SUITE 1320
TORONTO, ONTARIO
M5H 1B6

May 23rd, 2006

TO THE SHAREHOLDERS

The Company is actively negotiating additional financing to further exploration on its gold property in the Bellechasse area of southeastern Quebec and on its silver-zinc property in Pembroke, Maine.

The Company has reached agreements in principal to raise a total of $904,000 by way of arm's length placements with accredited investors. The placements will consist of units to purchase 6,636,636 common shares, with warrants attached to purchase up to a further 5,936,636 common shares at a price of $0.20 per share, for a period of two years. For further details, please refer to the press releases dated May 9, 2006, May 12, 2006 and May 16, 2006. The placements are subject to regulatory approval.

A major drilling program during 2003 – 2004 on the Bellechasse deposit by a previous partner confirmed the presence of a significant volume of homogeneous rock carrying visible gold. Unfortunately, this drill program was marked by careless and incomplete sampling and inadequate analytical procedures to the extent that a proper assessment of the real gold grade could not be made. The Company intends to sample all of the drill core using gravimetric techniques for total extraction of gold, a process which will permit such an assessment.

In Maine, the Company plans to further drill test the established silver-zinc mineralized systems beyond their presently defined limits.

Both properties have the potential for large tonnage, bulk mining possibilities.

For further information regarding the company, contact Peter H. Smith, Ph.D., P.Eng. at (514) 481-3172 or visit www.goldenhopemines.com.

By Order of the Board

(Sgd) Theodore H. Polisuk


SEC MAIL PROCESSING
RECEIVED
JUN 0 6 2006
WASHINGTON, D.C.

THEODORE H. POLISUK
President

GOLDEN HOPE MINES LIMITED
(INCORPORATED UNDER THE LAWS OF THE PROVINCE OF ONTARIO)
BALANCE SHEET
(Unaudited without review by auditor)

	Mar 31, 2006	Dec 31, 2005
ASSETS		
Current		
Cash	$ 590	$ 3,343
Accounts receivable	3,844	3,660
Prepaid expenses	-	11,794
	4,434	18,797
Mining claims and deferred exploration expenditures (Note 2)	7,356,222	7,303,403
	$ 7,360,656	$ 7,322,400
LIABILITIES		
Current		
Accounts payable and accrued liabilities (Note 5)	$ 774,163	$ 727,218
Advances from related parties (Note 4)	248,346	240,101
	1,022,509	967,319
Future income taxes (Note 7)	791,000	791,000
	1,813,509	1,758,319
SHAREHOLDERS' EQUITY		
Share capital (Note 5)		
Authorized:		
Unlimited common shares		
Issued:		
26,051,829 common shares (2005-26,001,829)	9,862,321	9,857,321
Share subscription	-	5,000
Contributed Surplus	51,019	51,019
Deficit	(4,366,193)	(4,349,459)
	5,547,147	5,563,881
	$7,360,656	$7,322,200

See accompanying notes

GOLDEN HOPE MINES LIMITED
STATEMENT OF OPERATIONS AND DEFICIT
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2006
(Unaudited without review by auditor)

Expenses:	2006	2005
General and administrative	$ 1,613	$ 7,912
Shareholders' information	7,646	6,409
Management fees	4,500	4,500
Property investigation	2,975	-
Net loss for the period	16,734	18,821
Deficit, beginning of period	4,349,459	3,479,055
Deficit, end of period	$4,366,193	$3,497,876
Loss per common share	$ 0.001	$ 0.001


SEC MAIL PROCESSING
RECEIVED
JUN 0 6 2006
WASH, D.C. 190 SECTION

See accompanying notes

File Number: 82-4991

GOLDEN HOPE MINES LIMITED
STATEMENT OF CASH FLOWS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2006
(Unaudited without review by auditor)

	2006	2005
CASH PROVIDED BY (USED IN):		
Operations:		
Net loss	$ (16,734)	$ (37,736)
Changes in non-cash components of working capital		
Increase in accounts receivable	(184)	(238)
Decrease in prepaid expenses	11,794	-
Increase in accounts payable	46,945	19,466
	41,821	407
Financing Activities:		
Advances from related parties	8,245	10,750
Investing Activities:		
Mining claims and deferred exploration expenditures	(52,819)	(11,189)
Decrease in cash	(2,753)	(32)
Cash, beginning of period	3,343	289
Cash, end of period	$ 590	$ 176


SEC MAIL PROCESSING
RECEIVED
JUN 0 6 2006
WASH, D.C. 190 SECTION

See accompanying notes

GOLDEN HOPE MINES LIMITED
NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 2006
(Unaudited without review by auditor)

---

1. Summary of Significant Accounting Policies

Nature Operations

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company is in the process of exploring its resource properties and has not yet determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mining claims, the ability of the Company to obtain necessary financing to complete the development, future profitable production and the support of the Company's trade creditors.

The financial statements do not give effect to any adjustments to the amount of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the ordinary course of business.

Mining Claims

Mining claims are carried at cost until they are brought into production at which time they are depleted on a unit-of-production basis.

Exploration expenditures relating to mining claims are deferred until the properties are brought into production at which time they are amortized on a unit-of-production basis.

The cost of claims abandoned or sold and the deferred exploration costs relating to claims abandoned or sold are charged to operations in the current year.

If, in the opinion of management, the results of exploration are not sufficiently promising to warrant further work, or further development has not occurred over a three year period there is a presumption of impairment and, accordingly, the carrying values will be written down to a nominal carrying value.

Administrative expenses

Administrative expenses are charged to operations in the year incurred.

Use of Estimates

The preparation of the Company's financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the amounts reported and disclosed in the financial statements. Actual results could differ from those estimates.

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.


SEC MAIL
RECEIVED
PROCESSING

Stock based compensation

The Company accounts for stock-based compensation in accordance with CICA Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments." This standard requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees are accounted for using a fair-value method of accounting.

Flow-through shares

The Company will from time to time issue flow-through shares to finance a portion of its capital expenditure program. Pursuant to the terms of flow-through share agreements, the tax deductions associated with the expenditures are renounces to the subscribers. Accordingly, share capital will be reduced and a future tax liability will be recorded equal to the estimated amount of future income taxes payable by the Company as a result of the renunciations, when the renunciations are made.

Earnings per share

Basic income per share is computed using the weighted average number of common shares outstanding during the year. Diluted income per share is computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options and warrants using the treasury stock method.

2. Mining Properties and Deferred Exploration Expenditures

	Opening	Additions	Closing
Bellechasse, Panet and Ware Townships, Quebec			
Acquisition	$ 654,353	$ -	$ 654,353
Exploration	6,649,050	52,819	6,701,869
	$ 7,303,403	$ 52,819	$ 7,356,222

Bellechasse, Panet and Ware Townships

The Company holds a block of contiguous claims subject only to a 10% net profits royalty. The claims were acquired from Gold Belt Mining Ltd., a company that is associated with the president and a director of the company.

Pursuant to an agreement dated August 13, 1990, as amended, the Company acquired an option to earn a 100% interest in 4 claims for $400,000, subject only to a 5% net profits royalty on net profits in excess of $250,000.

3. Accounts payable and accrued liabilities

Included in accounts payable is an accrual for a judgment rendered on December 2, 2004 against the Company in the amount of $79,833. At March 31, 2006, this amount is still outstanding and bears interest plus costs.

4. Related party transactions

The Company was charged management fees in the amount of $4,500 (2005-$4,500) from 154327 Canada Inc., a company related by virtue of common management.

During the period, the President of the Company was entitled to reimbursement of expenses of $3,745 (2005-$6,250).


RECEIVED
JUN 06 2006

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Advances from related parties

	2006	2005
Advances from the President	$ 153,846	$ 144,181
Advances from 154327 Canada Inc.	94,500	76,500
	$ 248,346	$ 220,681

These amounts are non-interest bearing and have no specific terms of repayment.

5. Share capital

Common shares

	Number of shares	Amount
Balance, December 31, 2005	26,001,829	$ 9,857,321
Issue of common shares subscribed for during 2005	50,000	5,000
Balance, March 31, 2006	26,051,829	$ 9,862,321

Warrants are issued and outstanding to purchase 1,000,000 common shares exercisable at $0.15 per share, expiring August 2, 2007.

On March 3, 2006, the Company negotiated a settlement of debt with various creditors. The agreement provided for the settlement of $287,297 of debt by issuing 1,149,190 common shares at a deemed price of $0.25 per share, of which 958,970 common shares will be issued to non-arm's length parties to settle $239,742 of debt. The agreement is subject to regulatory approval.

6. Income taxes

The tax effect of significant temporary differences representing future tax liability is as follows:

Future income tax assets	2006	2005
Renounced expenditures	$1,098,000	$1,098,000
Operating loss carry forwards	(307,000)	(307,000)
	$ 791,000	$ 791,000

As at March 31, 2006, the Company has losses carried forward which are deductible from future income tax purposes and the losses expire as follows:

2007	$ 27,000
2008	148,000
2009	99,000
2010	196,000
2014	142,000
2015	103,000
	$ 715,000

As at March 31, 2006, the Company had exploration and development expenses totaling $4,462,000 available to reduce future years' taxation income.


SEC MAIL PROCESSING
RECEIVED
JUN 0 6 2006
WASH, D.C.
190
SECTION

7. Basic and diluted earnings per share

The weighted-average number of common shares outstanding during the year was 26,039,329 (2005-23,851,829).

8. Stock based compensation

A summary of the status of the Company's employee stock option plan as of March 31, 2006 and 2005 and changes during the period then ended are as follows:

	2006		2005	
	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price
Outstanding, beginning of period	859,000	$ 0.19	1,709,000	$ 0.18
Issued during the period	1,750,000	0.15	-	-
Cancelled during the period	-	-	(400,000)	(0.20)
Outstanding, end of the period	2,609,000	$ 0.16	1,309,000	$ 0.18

At March 31, 2006, the following employee stock options were outstanding:

Options	Price	Expiry
400,000	$ 0.20	June 2, 2007
29,000	0.10	January 22, 2008
200,000	0.15	February 22, 2008
1,750,000	0.15	February 24, 2009
44,000	0.20	June 15, 2009
50,000	0.20	July 6, 2009
32,000	0.20	April 4, 2010
104,000	0.25	March 19, 2010

9. Financial instruments

Canadian generally accepted accounting principles require that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instruments. These estimates are subjective to nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

Fair value

The carrying amounts for cash, accounts receivable, accounts payable and accrued liabilities on the balance sheet approximate fair value because of the limited term of these instruments.

The Company's financial instruments include cash, accounts receivable, accounts payable and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest rate, currency or credit risks arising from these financial instruments.

10. Segmented information

The Company's operations comprise a single reporting operating segment engaged in the exploration of mineral resources. As operations comprise a single reporting segment amounts disclosed in the financial statements for revenue, and loss for the year also represent segment amounts.